================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                               HomeFed Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


    Common Stock, $.01 par value                            436919104
--------------------------------------------------------------------------------
   (Title of class of securities)                         (CUSIP number)


                             Stephen E. Jacobs, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000
--------------------------------------------------------------------------------
           (Name, address and telephone number of person authorized to receive notices and communications)


                                 OCTOBER 8, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that Section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))
                               (Page 1 of 7 Pages)

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NY2:\818855\02\HJTZ02!.DOC\76830.0194

------------------------------ ---------------------------------------              ------------------------------------------------
CUSIP No.                      436919104                                   13D                        Page 2 of 7
------------------------------ ---------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          TRUST UNDER TRUST AGREEMENT DATED AUGUST 14, 1998 BETWEEN
                                                                       LEUCADIA NATIONAL CORPORATION AND JOSEPH A. ORLANDO, AS
                                                                       TRUSTEE
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                NOT APPLICABLE

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              NEW YORK

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           NONE
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         NONE
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      NONE
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    NONE

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        NONE

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                       [_]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           0%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          00

------------------- -------------------------------------------------- -------------------------------------------------------------



------------------------------ ---------------------------------------              ------------------------------------------------
CUSIP No.                      436919104                                   13D                        Page 3 of 7
------------------------------ ---------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          IAN M. CUMMING
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                NOT APPLICABLE

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              USA

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           7,626,290
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         211,319
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      7,626,290
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    211,319

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        7,837,609

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: SEE ITEM 5.                           [X]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           13.9%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------


------------------------------ ---------------------------------------              ------------------------------------------------
CUSIP No.                      436919104                                   13D                        Page 4 of 7
------------------------------ ---------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          JOSEPH S. STEINBERG
                    S.S. OR I.R.S. IDENTIFICATION NO.
                    OF ABOVE PERSON:
------------------- --------------------------------------------------------------------------------------------- ------------------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                        (A) [X]
                                                                                                                             (B) [_]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                NOT APPLICABLE

------------------- --------------------------------------------------------------------------------------------- ------------------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                      [_]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              USA

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           7,152,520
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         36,762
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      7,152,520
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    36,762

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        7,189,282

------------------- --------------------------------------------------------------------------------------------- ------------------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: SEE ITEM 5.                           [X]

------------------- --------------------------------------------------------------------------------------------- ------------------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                           12.7%

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          IN

------------------- -------------------------------------------------- -------------------------------------------------------------


                     This Statement is Amendment No. 3 ("Amendment No. 3") to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by The Trust Under Agreement Dated August 14, 1998 between Leucadia National Corporation and Joseph A. Orlando, as Trustee, Ian M. Cumming and Joseph S. Steinberg (collectively, the "Beneficial Owners"), on August 24, 1998, as previously amended, relating to HomeFed Corporation, a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.

                     The information contained in Item 4 below is incorporated herein by reference.

Item 4.  Purpose of Transaction.

                     On October 8, 1999 (the "Distribution Date"), the Trust distributed all of the shares of Common Stock owned by the Trust to its beneficiaries (the "Distribution"). After giving effect to the Distribution, the Trust held no shares of Common Stock.

                     In the Distribution, Mr. Cumming received 7,626,290 shares of Common Stock, Mr. Steinberg received 7,152,520 shares of Common Stock and two trusts for the benefit of Mr. Steinberg's children received an aggregate of 893,258 shares of Common Stock (as to which Mr. Steinberg disclaims beneficial ownership). As a result of the Distribution, Mr. Cumming and Mr. Steinberg no longer have the right to vote any shares formerly held by the Trust, except as set forth in this Amendment No. 3.

                     The Beneficial Owners have no plans or intentions which would result in or relate to any of the transaction described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

                     (a) and (b). As of the Distribution Date, Ian M. Cumming and Joseph S. Steinberg owned the following shares of Common Stock.

                     Ian M. Cumming is the beneficial owner of 7,626,290 shares of Common Stock. Such shares of Common Stock represent approximately 13.5% of the 56,557,826 shares of Common Stock outstanding as of October 8, 1999. Mr. Cumming has sole dispositive power over such shares of Common Stock. Mr. Cumming also may be deemed to be the beneficial owner of an additional 211,319 shares of Common Stock (.4%) beneficially owned by his wife (directly and through trusts for the benefit of Mr. Cumming's children of which Mr. Cumming's wife is trustee). The foregoing does not include an aggregate of 73,296 shares of Common Stock (.1%) that are beneficially owned by a private charitable foundation, of which Mr. Cumming is a trustee and President and as to which Mr. Cumming disclaims beneficial ownership.

                     Joseph S. Steinberg is the beneficial owner of 7,152,520 shares of Common Stock. Such shares of Common Stock represent approximately 12.6% of the 56,557,826 shares of Common Stock outstanding as of October 8, 1999. Mr. Steinberg has sole dispositive power over such shares of Common Stock. Mr. Steinberg also may be deemed to be the beneficial owner of an additional 36,762 shares of Common Stock (less than .1%) beneficially owned by his wife and daughter. The foregoing does not include an aggregate of 23,815 shares of Common Stock (less than .1%) beneficially owned by a private charitable foundation, of which Mr. Steinberg and his wife are trustees, as to which Mr. Steinberg disclaims beneficial ownership. Mr. Steinberg also disclaims beneficial ownership as to an aggregate of an additional 893,258 shares of Common Stock (approximately 1.6%) beneficially owned by two trusts for the benefit of Mr. Steinberg's children.

                     Messrs. Cumming and Steinberg have an oral agreement pursuant to which they will consult with each other as to the election of a mutually acceptable Board of Directors of the Company.

                     (c). The information contained in Item 4 above is incorporated herein by reference.

                     (d) Not applicable.

                     (e). On the Distribution Date, the Trust ceased to be the beneficial owner of more than five percent of the outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                     The information contained in Item 5 above is incorporated herein by reference. Except as described above, there are no contracts, arrangements, understandings or relationships with respect to any securities of the Company (i) among the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 of the Schedule 13D and
(ii) between (a) the Beneficial Owners and, to the best of their knowledge, any of the other persons identified pursuant to Item 2 of the Schedule 13D and (b) any other person.

                                    SIGNATURE


                     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 12, 1999



                 TRUST UNDER TRUST AGREEMENT DATED AUGUST 14, 1998 BETWEEN LEUCADIA NATIONAL CORPORATION AND JOSEPH A. ORLANDO, AS TRUSTEE


                 By: /s/ Joseph A. Orlando
                     -----------------------------------------------------------
                     Joseph A. Orlando, as Trustee


                     /s/ Joseph S. Steinberg
                     -----------------------------------------------------------
                     Joseph S. Steinberg


                     /s/ Ian M. Cumming
                     -----------------------------------------------------------
                     Ian M. Cumming








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